
中美企业家对话会
US–CHINA BUSINESS EXCHANGE
中国 • 北京
Beijing • China
2017年11月9日
Nov 9, 2017

# Paul Koenig · 3rd

Waste Water & Sludge Expert, Inventor & International Speaker - Providing Low-Cost Sustainable Solutions To Industrial Scale Problems

Greater Minneapolis-St. Paul Area ·

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**Viroment USA**

**University of Minnesota-Twin Cities**

## Experience

**CEO**

Viroment USA

Jan 2016 – Present · 5 yrs 9 mos

Greater Minneapolis-St. Paul Area

Viroment's award winning "De-Watering" technology helps larger municipal and industrial clients meet their mandated waste water disposal requirements. Viroment's process allows clients to regain compliance while also providing large quantities of reusable water and valuable bio-cake discharges in a closed loop sustainable process that is less costly than legacy solutions.







+3

### CEO

Viroment UK

Jan 2015 – Present · 6 yrs 9 mos

London England

European Union affiliate of Viroment USA specializing in processing of waste water sludge creating useful byproducts in a closed loop reuse system. Our byproducts include reusable water and other marketable commodities …see more



**Dry multi-use bio-cake**

## Viroment Asia

7 yrs 9 mos

### Senior Partner

May 2014 – Present · 7 yrs 5 mos

Asia

Addressing sludge disposal needs in SE Asia.


VIROMENT





### CEO

Jan 2014 – Dec 2015 · 2 yrs

Minnesota

Viroment is a waste water/sludge processing firm that extracts biosolids and converts them into green energy pellets.



CTO Midwest Winner

### Managing Member

Pamiko Properties
2002 – 2011 · 9 yrs
Greater Minneapolis-St. Paul Area

Property holding company of residential rental properties. Dealt with the acquisition, rehab, rental and exit strategy of over 100 residential rental properties. During this time I received 2 letters of appreciation from the Minneaן ...see more

### Managing Member

Dream Home Development
1999 – 2002 · 3 yrs
Greater Minneapolis-St. Paul Area

Dream Home Development build single and multifamily homes for low income families. Over 150 housing units to low income minority families were built on previously vacant lots. Larger and extended families were served through these l ...see more

## Education

### University of Minnesota-Twin Cities

Liberal Arts, Business and Psychology
1987 – 1990
Activities and Societies: Varsity Football, Sigma Phi Epsilon, Club Basketball

### Gustavus Adolphus College

Psychology and Business
1986 – 1987
Activities and Societies: Varsity Football & Varsity Swimming

### Hutchinson High School (MN)

Senior High
1982 – 1986
Activities and Societies: Football, Baseball, Tennis, Swimming, Ski Club, Advanced placement Math, Speech, Biology and Political Science.